ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS –  42

June 16, 2005

TSX.V Symbol: APS

FOR IMMEDIATE RELEASE

Frankfurt (Germany) Symbol: KCG

RECAP OF ANNUAL MEETING OF SHAREHOLDERS

AccelRate Power Systems Inc. (the "Company") – June 15, 2005:  AccelRate Power Systems announces that at the annual meeting of shareholders held on June 15th, 2005, the shareholders approved the following matters:

1.

The appointment of Ernst & Young, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix the auditor's remuneration.

2.

To set the number of directors at six.

3.

The election of management’s six nominees as set out in the Information Circular;, as follows:

Caspar Koch

Reimar Koch

The Honourable Edward Lawson

Murray Macham

Rudy Booiman

Ian Adam

4.

A special resolution altering the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions prescribed under the Business Corporations Act (British Columbia), altering the Company’s authorized share capital to increase it to an unlimited number of common shares without par value, and approving a new form of Articles;

5.

Authorization of an amendment of the 2004 Stock Option Plan (the “Plan”) to increase the maximum number of common shares issuable under the Plan to 4,736,750 common shares.  The effect of the amendment is that the maximum number of common shares which will be available for issuance under the plan will be 20% of the issued and outstanding common shares.  This resolution was approved by the disinterested shareholders.

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.